

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Karl Hanneman
Chief Executive Officer
International Tower Hill Mines Ltd.
2710-200 Granville Street
Vancouver, BC, V6C 1S4
Canada

> **Re: International Tower Hill Mines Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 8, 2023**
> **File No. 001-33638**

Dear Karl Hanneman:

We issued comments to you on the above captioned filing on August 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 18, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Karl Hiller, Branch Chief, at 202-551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation